AMENDMENT NO. 3 TO AMENDED AND

RESTATED INVESTMENT ADVISORY AGREEMENT

This Amendment No. 3 effective as of the 1st day of May, 2012 is entered into between WESTCORE TRUST, Massachusetts business trust (the "Trust") and DENVER INVESTMENT ADVISORS LLC, a Colorado limited liability company (the "Adviser").

WHEREAS, the Trust and the Adviser have entered into an Amended and Restated Investment Advisory Agreement dated as of November 1, 2000, as amended (the "Advisory Agreement"), pursuant to which the Trust appointed the Adviser to act as investment adviser to the Trust for certain of its funds; and

WHEREAS, the Adviser has notified the Trust that it agrees to reduce the Compensation payable under Section 8 of the Advisory Agreement for the Plus Bond Fund and Colorado Tax- Exempt Fund.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.             Compensation.  For the services provided and the expenses assumed pursuant to the Advisory Agreement with respect to the Plus Bond Fund and Colorado Tax-Exempt Fund, the Trust will pay the Adviser and the Adviser will accept as full compensation therefore, fees computed daily and paid monthly at the annual rate of 0.35% of the average daily net assets of the Plus Bond Fund and 0.40% of the average daily net assets of the Colorado Tax-Exempt Fund.

2.             Miscellaneous.  Except to the extent supplemented hereby, the Advisory Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as supplemented hereby.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date and year first above written.

WESTCORE TRUST	DENVER INVESTMENT ADVISORS LLC

By: /s/ Jack D. Henderson	By: /s/ Todger Anderson
Name: Jack Henderson	Name: Todger Anderson
Title: Chairman	Title: Chairman